EXHIBIT 99.1

TOP Ships Reports Six Months Ended June 30, 2019 Financial Results

ATHENS, Greece, Sept. 03, 2019 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today its unaudited financial results for the six months ended June 30, 2019.

Highlights of First Half of 2019:

  Total revenues increased by 51% to $29.8 million for the six months ended June 30, 2019 compared to $19.7 million for the same period in 2018
  Adjusted EBITDA increased by 341% to $15.0 million for the six month ended June 30, 2019 compared to $3.4 million for the same period in 2018*
  Operating income increased to $5.3 million for the six months ended June 30, 2019 compared to an operating loss of ($3.5) million for the same period in 2018
  Net loss decreased by 91% to ($0.6) million for the six month ended June 30, 2019 compared to a net loss of ($6.6) million for the same period in 2018
  Total Assets increased by 64% to $423.0 million as of June 30, 2019 compared to $258.5 million as of December 31, 2018

Evangelos Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“During the first half of the year we further grew our fleet after we took delivery of 4 high specification vessels from Hyundai South Korea: 2 MR Product tankers and 2 Suezmax Crude carriers, 3 of the 4 vessels are scrubber fitted and all entered into time charter employment with high quality counterparties. The newly delivered vessels which were delivered during Q1 and Q2 have already started contributing positively to our financial results. We expect the full operating contribution for these vessels to occur from the second half of the year onwards.

We have made greater operating and financial strides as a company as we have increased our fleet. As a result we have significantly improved total revenue, Adjusted EBITDA and operating income.”

*Non-US GAAP Measures

This report describes Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (Adjusted EBITDA), which is not a measure prepared in accordance with U.S. GAAP (i.e., a “Non-US GAAP” measure). We define Adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), operating lease expenses, vessel impairments, and gains/losses on derivative financial instruments.

Adjusted EBITDA is a non-U.S. GAAP financial measure that is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that this non-U.S. GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. This is achieved by excluding the potentially disparate effects between periods of interest, gain/loss on financial instruments, taxes, depreciation and amortization, vessel bareboat charter hire expenses (including amortization of prepaid hire), operating lease expenses and vessel impairments, and which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods. Furthermore, pursuant to the implementation of the new lease accounting standard (ASC 842) effective from January 1, 2019, we are required to present all expenses relating to operating leases in one line item under “Operating lease expenses”. Hence for the period ended June 30, 2019 “Operating lease expenses” is equal to the aggregate of “Bareboat charterhire expenses” and “Amortization of prepaid bareboat charter hire”, that referred to the same operating leases, as those that were presented under the previous accounting standard (ASC 840) in the period ended June 30, 2018.

This Non-U.S. GAAP measure should not be considered in isolation from, as a substitute for, or superior to financial measures prepared in accordance with U.S. GAAP.  In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our definition of Adjusted EBITDA may not be the same as reported by other companies in the shipping industry or other industries. Adjusted EBITDA does not represent and should not be considered as an alternative to operating income or cash flow from operations, as determined by U.S. GAAP.

Reconciliation of Net Income to Adjusted EBITDA

	Six months ended June 30,
(Expressed in thousands of U.S. Dollars)	2018	2019

Net loss	$(6,619)	$(628)

Add: Operating lease expenses	-	3,944
Add: Bareboat charter hire expenses	3,115	-
Add: Amortization of prepaid bareboat charter hire	828	-
Add: Vessel depreciation	3,002	5,305
Add: Interest and finance costs	3,350	7,909
Add: Gain on financial instruments	(130)	(1,487)
Less: Interest income	(98)	(29)
Adjusted EBITDA	3,448	15,014

About TOP Ships Inc.

TOP Ships Inc. is an international owner and operator of modern, fuel efficient "ECO" tanker vessels.

For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

Contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org

TOP SHIPS INC.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2018 AND 2019
(Expressed in thousands of U.S. Dollars - except share and per share data)
	Six Months Ended
	June 30,	June 30,
	2018	2019
REVENUES:

Time charter revenues	$19,683	$25,339
Time charter revenues from related parties	-	1,311
Voyage charter revenue	-	3,136
Total revenues	19,683	29,786

EXPENSES:

Voyage expenses	492	2,205
Operating lease expenses	-	3,944
Bareboat charter hire expenses	3,115	-
Amortization of prepaid bareboat charter hire	828	-
Other vessel operating expenses	7,135	10,749
Vessel depreciation	3,002	5,305
Management fees-related parties	4,254	1,125
Dry-docking costs	-	455
General and administrative expenses	4,358	663

Operating (loss)/income	(3,501)	5,340

OTHER INCOME (EXPENSES):

Interest and finance costs (including $361 and $948, respectively to related party)	(3,350)	(7,909)
Gain on financial instruments, net	130	1,487
Equity gains in unconsolidated joint ventures	4	425
Interest income	98	29

Total other loss, net	(3,118)	(5,968)

Net loss	(6,619)	(628)

Less: Deemed dividend for beneficial conversion feature of Series E Shares	-	(9,339)
Less: Deemed dividend equivalents on Series E Shares related to redemption value	-	(4,223)
Less: Dividend in kind of Series E Shares	-	(1,029)

Net loss attributable to common shareholders	(6,619)	(15,219)

Attributable to:
Common stock holders	(6,624)	(15,219)
Non-controlling interests	5	-

Loss per common share, basic and diluted	(8.48)	(11.59)

Weighted average common shares outstanding, basic and diluted	781,027	1,313,102

Other comprehensive income
Effective portion of changes in fair value of interest swap contracts	-	(1,388)
Total other comprehensive loss	-	(1,388)

Total comprehensive loss	(6,619)	(16,607)

TOP SHIPS INC.
UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2018 AND JUNE 30, 2019

(Expressed in thousands of U.S. Dollars)

	December 31,	June 30,
	2018	2019

ASSETS

Cash and cash equivalents	57	2,654
Restricted cash	7,605	10,103
Advances for vessels under construction	38,744	-
Vessels, net	180,635	364,550
Right of use assets from operating leases	-	18,717
Investments in unconsolidated joint ventures	22,063	22,488
Derivative financial instruments	1,153	165
Other assets	8,231	4,369
Total Assets	258,488	423,046

LIABILITIES, MEZZANINE EQUITY AND STOCKHOLDERS’ EQUITY
Debt	140,655	266,242
Operating lease liabilities	-	14,268
Derivative financial instruments	2,274	1,538
Other liabilities	11,278	14,902
Total liabilities	154,207	296,950

Commitments And Contingencies	-	-

Mezzanine Equity	-	32,381

Total stockholders’ equity	104,281	93,715

Total liabilities, mezzanine equity and stockholders’ equity	258,488	423,046